April 5, 2010
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com
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Re:	ViaSat, Inc.
Form 10-K for Fiscal Year Ended April 3, 2009
Filed May 28, 2009
File No. 000-21767
Dear Mr. Spirgel:
          On behalf of our client, ViaSat, Inc. (“ViaSat” or the “Company”), we are responding to the Staff’s comment letter dated March 23, 2010 with respect to the above-referenced periodic report. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments and the Company’s responses below.
Form 10-K for the fiscal year ended April 3, 2009
Business, page 3
Customers, page 8
     1. We note from your disclosure here and on page F-9 that a commercial customer accounted for greater than 10% of your revenues in 2009. We also note that a commercial customer accounted for 16% of your revenues in 2007. Item 101(c)(1)(vii) of Regulation S-K requires that you name a customer that accounts for 10% or more of your revenues and the loss of which would have a material adverse effect on your business. Please identify any customer that accounts for greater than 10% of your revenues in future periods.
          ViaSat Response: In future filings, the Company will identify any customer that accounts for greater than 10% of the Company’s revenues where the loss of such customer would have a material adverse effect on its business.

April 5, 2010

Risk Factors, page 15
A Significant Portion of Our Revenues Is Derived from a Few of Our Contracts, page 18
     2. We note that a small number of your contracts account for a significant percentage of your revenues. In particular we note that 21% of your revenues were derived from contracts related to tactical data links. In your response letter, please describe the nature of these contracts and clarify how many contracts relate to these products and the percentage of revenues derived from each contract. Also explain whether the Award/Contract filed as Exhibit 10.10 to your Form 10-K is one of those contracts.
          In addition we note that the Award/Contract filed as Exhibit 10.10 to your Form 10-K (incorporated by reference to your Form 10-Q filed on February 14, 2000) is substantially incomplete because it omits numerous schedules and attachments. Please file a complete version of that contract.
     ViaSat Response: Exhibit 10.10 to the Company’s Form 10-K for the fiscal year ended April 3, 2009 (the “2000 Contract”) is a contract vehicle for the U.S. government to acquire and fund various tactical data link systems or requirements. In fiscal year 2009, the Company generated approximately 17% of its total consolidated revenues from various work orders received over several years under the 2000 Contract for different tactical data link systems or requirements. The Company generated the remaining 4% of its total consolidated revenues derived from the tactical data links business in fiscal year 2009 from over 100 separate contracts.
     In March 2010, the 2000 Contract was replaced by a new contract vehicle (the “New Contract”), as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2010. The New Contract is a similar contract vehicle for the U.S. government to acquire and fund additional tactical data link systems or requirements. The Company intends to file the New Contract, including all schedules and attachments thereto (subject to any confidential treatment request that the Company may submit), as an exhibit to its next periodic report.
     In light of the replacement of the 2000 Contract with the New Contract and the related filings with the Commission, and in accordance with Item 601(b)(10)(i) of Regulation S-K which does not require the filing of agreements that are no longer effective and have not been entered into within two years, the Company believes that filing a complete version of the 2000 Contract Vehicle would not provide meaningful information to investors, and respectfully requests that it not be required to do so.
Form 10-K/A filed on July 31, 2009
Outstanding Equity Awards at 2009 Fiscal Year-End, page 18
     3. Instruction 2 to Regulation S-K Item 402(f)(2) requires disclosure of the vesting dates for outstanding awards disclosed in this table. Although you disclose general vesting schedules in the footnotes, the vesting dates are not readily determinable without disclosure of grant dates. In future filings, disclose vesting dates or, in the alternative, disclose grant dates together with vesting schedules.
          ViaSat Response: In future filings, the Company will disclose either vesting dates or, in the alternative, grant dates together with vesting schedules, in its table of outstanding equity awards at fiscal year-end.

April 5, 2010

          In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          ViaSat Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.
          Any questions regarding the foregoing should be directed to the undersigned at (858) 523-5407.

Very truly yours,
/s/ Craig M. Garner
Craig M. Garner
of LATHAM & WATKINS LLP

cc:	Ronald G. Wangerin, ViaSat, Inc.
Keven K. Lippert, ViaSat, Inc.
Paul G. Castor, ViaSat, Inc.

ANNEX A
Company Certification
     Pursuant to the Staff’s letter dated March 23, 2010 to ViaSat, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended April 3, 2009, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: April 5, 2010

/s/ Keven K. Lippert
Keven K. Lippert
Vice President, General Counsel and Secretary